FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayers Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON DECEMBER 15, 2010

1.            DATE, TIME AND PLACE: On the fifteenth day of December, 2010, at 9 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), in the city Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3.142.

2.            BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.            CALL AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the acting members.

4.            AGENDA: Increase the Company capital stock through the issuance of preferred shares Class A in compliance with the Company’s Stock Purchase Option Plans, upon observance of the authorized capital limit.

5.            RESOLUTIONS: Beginning the works, the directors examined the item on the Agenda and, by majority vote, as a consequence of the exercise of the stock purchase options Series A1 Silver and A2 Silver and Gold, under the Company’s Stock Purchase Option Plans (“Plan”), approved at the Annual Meetings held on April 28, 1997 and on December 20, 2006, resolved to approve, upon due observance of the Company’s authorized capital limit, pursuant to Section 6 of the Company’s Bylaws, the increase of the Company capital in the amount of one million, two hundred sixty-seven thousand, fifty-eight Brazilian reals and thirty-eight cents (R$ 1.267.058,38), through the issuance of ninety-one thousand, three hundred and thirty (91.330) preferred shares class A, of which: (i) one hundred eighty (180) preferred shares class A, at the issuing price of twenty-four Brazilian reals and sixty-three cents (R$ 24,63) per share, in accordance with the Plan, totalling the amount of four thousand, four hundred thirty-three Brazilian reals and forty cents (R$ 4.433,40), concerning the exercise of Series A1 Silver; (ii) forty-six thousand, eight hundred sixty-nine (46.869) preferred shares class A, at the issuing price of twenty-six Brazilian reals and ninety-three cents (R$ 26,93) per share, in accordance with the Plan, totalling the amount of one million, two hundred sixty-two thousand, one hundred eighty-two Brazilian reals and seventeen cents (R$ 1.262.182,17), concerning the exercise of Series A2 Silver; and (iii) forty-four thousand, two hundred eighty-one (44.281) preferred shares class A, at the issuing price of one cent (R$ 0,01) per share in accordance with the Plan, totalling the amount of four hundred forty-two Brazilian reals and eighty-one cents (R$ 442,81) concerning the exercise of Series A2 Gold. The preferred shares class A, as of their issuing, shall equally share all of the benefits, including dividends and any capital earnings that might be distributed by the Company and shall not be entitled to dividends paid in advance by the Company before their issuing.

5.1.         As a result of the resolution approved above, the Company capital is changed from five billion, five hundred seventy-seven million, nine hundred and ninety-one thousand, nine hundred and sixty-six Brazilian reals and sixteen cents (R$ 5.577.991.966,16) to five billion, five hundred seventy-nine million, two hundred fifty-nine thousand, twenty-four Brazilian reals and fifty-four cents (R$ 5.579.259.024,54) fully subscribed and paid, in divided into two hundred fifty-seven million, seven hundred seventy-three thousand, six hundred sixty-nine (257.773.669) shares of no par value, of which ninety-nine million six hundred and seventy-nine thousand, eight hundred fifty-one (99.679.851) are common shares, one hundred fifty-four million, seven hundred forty-five thousand and seven (154.745.007) are preferred shares Class A and three million, three hundred forty-eight thousand, eight hundred and eleven (3.348.811) are preferred shares Class B.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, December 15, 2010. Signatures: Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, João Paulo Falleiros dos Santos Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Cândido Botelho Bracher, Arnaud Strasser and Ulisses Kameyama. I certify that this is a summary of the minutes drafted on the relevant book, under Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues

Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 28, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.